300 North LaSalle
Chicago, Illinois 60654

James S. Rowe
To Call Writer Directly:	312 862-2000	Facsimile:
312 862-2191		312 862-2200
james.rowe@kirkland.com	www.kirkland.com
September 11, 2009

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Tabatha Akins
Mary Mast

Re:	SeaBright Insurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 16, 2009
File No. 001-34204
Ladies and Gentlemen:
     On behalf of SeaBright Insurance Holdings, Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the telephonic comment received from the Staff of the Securities and Exchange Commission (the “SEC”) on September 8, 2009, regarding the Company’s Form 10-K for the year ended December 31, 2008. This telephonic comment was supplemental to a comment letter from the Staff of the SEC dated August 21, 2009, to which the Company responded in a letter dated September 4, 2009. The Company plans to include revised disclosure in its future SEC filings.
     The supplemental comment is reproduced below in bold italics and is followed by the Company’s response.
Telephonic Comment 1
1.	Please refer to your revised disclosure in response to our prior comment 1. It is unclear how the proposed disclosure provided in Appendix A address parts (b) and (d) of our prior comment. Please confirm that you will include the requested disclosure in future filings.
Response:
The Company confirms that it will include the requested disclosure in future filings, addressing parts (b) and (d) of the Staff’s prior comment 1 in such filings.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission
September 11, 2009

     We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	M. Philip Romney (SeaBright Insurance Holdings, Inc.) D. Drue Wax (SeaBright Insurance Holdings, Inc.)